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SEC FILE NUMBER
8-32983

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Palico LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Park Avenue   Suite1700
                                     (No. and Street)

New York	**NY**	**10165**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Boyar	**917-696-0316**	**kbcpa1@gmail.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller LLP
(Name – if individual, state last, first, and middle name)

7 Penn Plaza- Suite 1500	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

11/13/06	2804
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Kenneth Boyar__ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _ Palico LLC _____, as of __December 31__ _____, 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
FINOP, CCO

JOHNATHAN URUCHIMA
NOTARY PUBLIC STATE OF NEW YORK
NO. 01UR6381271
Qualified in the County of New York
Commission Expires October 1, 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☑ **(a)** Statement of financial condition.
- ☐ **(b)** Notes to consolidated statement of financial condition.
- ☑ **(c)** Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ **(d)** Statement of cash flows.
- ☑ **(e)** Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ **(f)** Statement of changes in liabilities subordinated to claims of creditors.
- ☑ **(g)** Notes to consolidated financial statements.
- ☑ **(h)** Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ **(i)** Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ **(j)** Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ **(k)** Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ **(l)** Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ **(m)** Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ **(n)** Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ **(o)** Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ **(p)** Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ **(q)** Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ **(r)** Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(s)** Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(t)** Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ **(u)** Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ **(v)** Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ **(w)** Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ **(x)** Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ **(y)** Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ **(z)** Other: _____

_____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2021

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001



Report of Independent Registered Public Accounting Firm

To the Member
Palico LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palico LLC as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palico LLC's management. Our responsibility is to express an opinion on Palico LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palico LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

T 212.557.9800   F 212.557.9819   W ksmcpa.com

Supplemental Information

The Schedules of Computation of Net Capital under SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption) as of December 31, 2021 and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption) as of December 31, 2021 and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

We, including the tenure of the predecessor firm, have served as Palico LLC's auditor since 2014.

Katz, Aupen · Miller, LLP

New York, New York
February 17, 2022

2

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Current Assets:		
Cash	$	34,895
Prepaid Expenses		108
Total Current Assets		35,003
Other Assets:		
Security Deposits		79
Total Assets	$	35,082

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	17,660
Total Current Liabilities		17,660
Member's Equity:		
Member's Equity		17,422
Total Member's Equity		17,422
Total Liabilities and Member's Equity	$	35,082

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Operating Expenses:

Regulatory and Consulting Expense	$	32,550
Professional Fees		17,500
Computer and Internet		1,887
Virtual Office		1,707
Bank Charges		265
Insurance		692
Office Expenses		50
Total Operating Expenses		54,651
Loss Before Provision for Income Taxes		(54,651)
Provision for Income Taxes		57
Net Loss	$	(54,708)

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Member's Equity
Balance at January 1, 2021	$ 12,607
Net Loss	(54,708)
Capital Contributions	59,523
Balance at December 31, 2021	$ 17,422

The accompanying notes are an integral part of the financial statements.

5

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities:

Net Loss	$ (54,708)
Adjustments To Reconcile Net Loss To Net Cash	
Used for Operating Activities:	
(Increase) or Decrease in Current Assets	
Prepaid Expenses	54
Increase or (Decrease) in Current Liabilities:	
Accrued Expenses	65
Net Cash (Used For) Operating Activities	(54,589)

Cash Flows From Financing Activities:

Capital Contributions	59,523
Net Cash Provided By Financing Activities	59,523
Net Increase (Decrease) in Cash	4,934
Cash at Beginning of Year	29,961
Cash at End of Year	$ 34,895

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Taxes	$ 57

The accompanying notes are an integral part of the financial statements.

6

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) *Nature of Business*

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings (the "Platform"). The Platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority ("FINRA") as well as the Securities Investor Protection Corporation ("SIPC").

B) *Basis of Accounting*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

C) *Revenue Recognition / Deferred Revenue*

On January 1, 2018, the Company adopted ASU-2014-09 and related amendment ASC 606. This new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB.

The Company historically received subscription fees from its clients. The revenue arising from fees received in advance of subscription services rendered are deferred until earned. There was no cumulative effect to be recognized from initially applying ASC 606 due to the new standard not resulting in a material change in policy of revenue recognition. Revenue is essentially recognized over the period in which information is available to the subscribers.

D) *Regulatory Requirements*

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the Securities and Exchange Commission (SEC), and FINRA. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F) Income Taxes

The Company was formed as a single member LLC however, it has elected to be treated as a corporation for federal and state income tax purposes.

The Company has adopted the provision of FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company has adopted the provision of FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2021, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse. The Company's deferred tax asset arises from net operating losses.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

F) Income Taxes (continued)

The Company has deductions available for tax return reporting purposes, net operating losses that total $1,638,289 as of December 31, 2021. The deferred tax asset, available from these net operating losses, expires over the next 20 years beginning with the year ended December 31, 2028 and is based upon the Company's future taxable income. However, the portion of these losses created from years beginning January 1, 2018 can be carried forward indefinitely. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2021.

The Company is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2018.

G) Subsequent Event

The Company has performed an evaluation of subsequent events through February 17, 2022, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2021.

H) Liquidity

The Company suspended revenue activities during 2016 and has since updated its business model. It is now an investor-relationship building network connecting general partners, limited partners, and placement agents. Under this updated model, Palico SAS (Parent) operates the platform fully. The Company intended to commence revenue activities in 2021 and has now updated that estimate to December 31, 2022. At that time, revenues will be realized from the sale of subscriptions to the platform and/or management fees from the Parent company.

The Company's suspension of revenue has resulted in operating losses and negative cash flow from operating activities, however the Company has been able to meet its business obligations through the contributions made by its Parent, who has the intent and ability to continue making contributions as needed until the Company resumes profitable operations.

PALICO LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2021 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2021, there were no uninsured amounts.

NOTE 3 – DEFERRED TAXES

The deferred tax asset and the related offsetting valuation at December 31, 2021 is comprised of the following:

Deferred:

Federal Corporation Tax	$ 344,041
New York State Franchise Tax	106,489
New York City Corporation Income Tax	131,063
Less Valuation Allowance	(581,593)
Deferred Tax Asset	$ -0-

NOTE 4 – PROVISION (BENEFIT) FOR INCOME TAXES

The Provision (Benefit) for Income Taxes consists of the following:

Current:

Federal	$ -
New York State	32
New York City	25
Total	57

Deferred:

Federal Corporation Tax	(11,489)
New York State Franchise Tax	(3,556)
New York City Corporation Income Tax	(4,377)
	(19,422)
Increase in Valuation Allowance	19,422
Total Deferred	-
Provision for Income Taxes	$ 57

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the minimum net capital was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

As of December 31, 2021, the Company had net capital of $17,235 which was $12,235 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.02 to 1.

NOTE 6 – COVID-19

On January 30, 2020, the World Health Organization declared a global health emergency over the novel coronavirus known as COVID-19. The Company has been monitoring the evolving situation closely and is taking action to mitigate the impact of the health emergency. As of the date of this report, the Company has not experienced and health-related issues with its staff.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2021

PALICO LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2021

Net capital

Total member's equity	$	17,422
Deduct: member's equity not allowable for net capital		-
Total member's equity qualifies for net capital		17,422
Add: subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		17,422

Deductions and/or changes:
Non-allowable assets:

Security deposit	$	79
Prepaid expenses		108
Total deductions and/or changes:		187

Net capital before haircuts on securities positions		17,235
Haircuts on securities		-
Net capital	$	17,235

Aggregate indebtedness
Items included in statement of financial condition:
Account payable, accrued liabilities, accrued expenses

and other items included in statement of financial condition	$	17,660
Total aggregate indebtedness	$	17,660

Minimum net capital required	$	5,000
Excess net capital	$	12,235
Excess net capital of the greater of 10 percent of total aggregate indebtness	$	11,235
Or 120 percent of minimum net capital required		
Ratio of aggregate indebtedness to net capital		1.02 to 1

Reconciliation with Company's computation of (included in
Part II of Form X-17A-5 as of December 31, 2021):
Net capital, as reported in Company's Part II (un-audited)

FOCUS report	$	17,235
Net audit adjustments resulting in increased capital		
Net capital per above	$	17,235

PALICO LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001



Report of Independent Registered Public Accounting Firm
On Exemption Report

To the Member
Palico LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which Palico LLC identified the following: (1) Palico LLC does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and (2) Palico LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Palico LLC limits its business activities exclusively to receiving subscription-based income from an informational website whereby Limited and General Partnerships can build relationships with Fund Managers. Palico LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did Palico LLC carry accounts of or for customers. (3) In accordance with the SEC FAQ update of July 1, 2020, Palico LLC is further relying on Footnote 74 as it did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palico LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

New York, New York
February 17, 2022

PALICO LLC

200 Park Avenue
New York, NY 10166

Palico LLC Exemption Report

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving subscription-based income from an informational website whereby Limited and General Partnerships can build relationships with Fund Managers. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Palico LLC

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CCO, FINOP
February 22, 2022